Byron B. Rooney +1 212 450 4658 byron.rooney@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL
January 27, 2026

Re:	Figure Technology Solutions, Inc. Draft Registration Statement on Form S-1 Filed November 17, 2025 CIK No. 0002064124
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Madeleine Joy Mateo and Christian Windsor
Ladies and Gentlemen:
On behalf of our client, Figure Technology Solutions, Inc., a Nevada corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-1 (CIK No. 0002064124) (the “Registration Statement”) contained in the Staff’s letter dated January 21, 2026. The Company has revised the Registration Statement and is filing a revised draft of the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 also contains certain additional updates and revisions.
Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Amendment No. 1 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Amendment No. 1.
Registration Statement on Form S-1
General
1.Please revise to clarify the transactions registered in this registration statement as it does not appear, for example, that the firm commitment underwritten offering of the Class A common stock is registered in this registration statement. Also, to the extent that such offering is not included in the registration statement, please tell us why you believe that it is exempt from registration under the Securities Act.
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover page of Amendment No. 1. The Company also respectfully directs the Staff’s attention to the filing fee table included as Exhibit 107 to Amendment No. 1, which identifies the securities being registered.
For the avoidance of doubt, the firm commitment underwritten offering of the Class A common stock is being registered in the Registration Statement, as reflected in the revised disclosure and the filing fee table. The Class A common stock into which the blockchain stock is convertible is also being registered on the Registration Statement, as reflected in the filing fee table.

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2.You state that shares of blockchain stock will be convertible into shares of Class A common stock at the option of the holder at any time. Please tell us whether you intend to register the offer and sale of the Class A common stock into which the blockchain stock is convertible as part of this registration statement. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04.
Response: The Company respectfully acknowledges the Staff’s comment and directs the Staff’s attention to the filing fee table included as Exhibit 107 to Amendment No. 1, which identifies the securities being registered.
For the avoidance of doubt, the Class A common stock into which the blockchain stock is convertible is being registered in the Registration Statement, as reflected in the filing fee table.
3.Please tell us whether you expect to close the offerings of blockchain stock and Class A common stock on the same date.
Response: The Company respectfully acknowledges the Staff’s comment and confirms that it expects the offering of blockchain stock and the sale of the Class A common stock to us by the underwriters to close on the same date. Should any shares of Class A common stock be sold by the underwriters into the market, the Company also expects any such sales to commence on the same date.
4.Please provide us with your analysis as to whether the blockchain stock and the Class A common stock are a single class of securities for purposes of the registration requirements of Section 12(b) of the Exchange Act. See, e.g., Section 12(g)(5) of the Exchange Act. To the extent you do not believe they represent a single class under Section 12(b), please also provide us your analysis as to whether you are required to register the blockchain stock under Section 12(g).
Response: The Company respectfully acknowledges the Staff’s comment. Section 12(g)(5) of the Exchange Act states that the term ‘‘class’’ shall include all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges. The Company believes that the blockchain stock and the Class A common stock are not the same class of equity security for purposes of either Section 12(g) or Section 12(b). As described below, the blockchain stock does not have substantially similar rights and privileges as the Class A common stock. The Company also notes that the definition of equity security in Rule 3a-11 of the Exchange Act includes securities convertible into an equity security as a separate type of equity security from the security into which it is convertible.
Section 12(a) of the Exchange Act provides that it is unlawful for any member, broker or dealer to effect a transaction on a national securities exchange unless that security is registered. Section 12(b) provides for the registration of the security for purposes of satisfying Section 12(a). As the blockchain stock will not be traded on a national securities exchange, the registration provisions of Section 12(b) are not implicated. The Company intends to register the blockchain stock under Section 12(g) on Form 8-A upon effectiveness of the Registration Statement.
The blockchain stock and the Class A common stock should not be viewed as a single class of equity security for purposes of Section 12 of the Exchange Act for the following reasons. Nevada law treats the blockchain stock and the Class A common stock as separate classes for state law purposes. The blockchain stock and the Class A common stock are separate classes of authorized shares in the Company’s Second Amended and Restated Articles of Incorporation

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under Nevada law. While holders of blockchain stock, Class A common stock and Class B common stock will generally be required to vote together as a single class on all matters submitted to a vote of our stockholders, Nevada law requires holders of blockchain stock to vote separately as a single class if the Company were to seek to amend the Certificate of Designation for the Series A Blockchain Common Stock, and Nevada law could require a separate class vote of our blockchain stock if the Company were to seek to amend its Second Amended and Restated Articles of Incorporation in a manner that alters or changes the powers, preferences or special rights of the blockchain stock in a manner that affects the blockchain stock adversely but does not so affect the common stock. The blockchain stock also has different rights and privileges than Class A common stock, including the right to convert into shares of Class A common stock. In addition, the blockchain stock will not trade on the Nasdaq Stock Market or any other national securities exchange, but rather may trade only on the Company’s ATS, as described in the Registration Statement. Further, under the terms of the blockchain stock, there are restrictions on who may hold the blockchain stock and how it may be traded.
For these reasons, while the Company believes that the blockchain stock and Class A common stock into which the blockchain stock is convertible have similar economic and voting rights on matters submitted to a vote of stockholders, the blockchain stock and the Class A common stock do not have substantially similar rights and privileges for purposes of characterizing them as a single class under the definition of Section 12(g)(5) of the Exchange Act.
5.Please provide us with a copy of the Certificate of Designations for the blockchain stock.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed the form of the Certificate of Designation for the Series A Blockchain Common Stock as Exhibit 4.2 to Amendment No. 1.
6.You state on page 235 that you intend to offer to all holders of your blockchain stock the option to exchange their whole shares of blockchain stock for an equal number of whole shares of Class A common stock in transactions that are exempt from registration pursuant to Section 3(a)(9) of the Securities Act. Please tell us why you would make this exchange offer if the blockchain stock is already convertible into shares of Class A common stock at the option of the holder at any time.
Response: The Company respectfully acknowledges the Staff’s comment. While the blockchain stock is convertible into shares of Class A common stock at the option of the holder, the exchange offer serves a distinct operational and structural purpose.
The conversion feature is a contractual right of holders of blockchain stock to convert their shares into Class A common stock through the traditional transfer agent process. By contrast, the exchange offer is designed to provide a streamlined mechanism, administered by the Company through its platform, to facilitate the movement of shares between the blockchain stock and Class A common stock in a manner that is operationally efficient. In addition, the exchange offer is structured to permit a two-way exchange from blockchain stock to Class A common stock and vice versa, whereas a one-way conversion of Class A common stock into blockchain stock is not permitted. Accordingly, the exchange offers complement, rather than duplicate, the existing conversion feature. To the extent a holder is unable or elects not to utilize the exchange mechanism to move from blockchain stock to Class A common stock, such holder may instead exercise its contractual conversion right.

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7.Please revise to clarify that your Class A common stock cannot trade on your ATS.
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 28 and 113 of Amendment No. 1.
8.Please revise to disclose the material characteristics of the blockchain stock, the Provenance Blockchain and the ATS, including:
•a detailed account of the steps necessary to transfer blockchain stock in both a peer-to- peer transaction and a transaction on the ATS, including any gas fees associated with the transfer of blockchain stock or, if on the ATS, a description of the transfer of YLDS, and who pays such fees;
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 236 and 237 of Amendment No. 1.
•the transfer agent’s and registrar’s roles in peer-to-peer transfers and transfers on the ATS, including a description of the records maintained by the transfer agent and registrar and whether these records are on-chain or off-chain or a combination of both;
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 241 of Amendment No. 1.
•whether the blockchain stock are divisible and, if so, by how much;
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 239 of Amendment No. 1.
•how the blockchain stock holders exercise their voting rights;
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 238 of Amendment No. 1.
•how the blockchain stock holders receive dividends or distributions, if any;
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 237 of Amendment No. 1.
•any differences in the rights and privileges of holders of Class A common stock and those of holders of blockchain stock; and
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 231 of Amendment No. 1.
•detailed description of how shares of Class A common stock are exchanged for blockchain stock and how shares of blockchain stock are converted into or exchanged for Class A common stock, including any fees associated with such conversions or exchanges and the time for settlement.
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 238 and 239 of Amendment No. 1. The Company also directs the Staff to the

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form of the Certificate of Designation for the Series A Blockchain Common Stock filed as Exhibit 4.2 to Amendment No. 1 for additional information on how shares of blockchain stock are converted into Class A common stock. The Company does not plan to charge holders any fees for conversions or exchanges.
9.We note your disclosure on the cover page that “initially” blockchain stock will be transferable only to wallets that have gone through a KYC and AML on-boarding process. Please revise to describe this process and clarify what you mean by “initially.” Similarly, we note your disclosure on page 116 that blockchain stock will “initially” be transmissible only among permitted holders. Please revise to clarify what you mean by “initially” and disclose how blockchain shares may be transmissible in the future.
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 28, 117, 237 and 249 of Amendment No. 1.
10.Please revise to disclose whether holders of the blockchain stock may only hold the blockchain stock in Provenance wallets that you offer to investors. In addition, please disclose whether you offer both self-custodial wallets or custodial wallets. To the extent that the Provenance Blockchain wallets are custodial wallets, please disclose the percentage of private keys that are held in cold storage and whether the wallets are insured for loss of the blockchain stock.
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 28, 117, 237 and 249 of Amendment No. 1. The Company does not offer custodial Provenance wallets. Accordingly, the Company does not maintain possession or control of holders’ private keys and does not hold any private keys in cold storage or otherwise, and therefore is not able to provide the information requested with respect to custodial wallets.
11.Please revise to disclose the material terms of the agreements with the registrar and transfer agent for the blockchain stock, and, if required by Item 601 of Regulation S-K, file the agreements with the registrar as exhibits to your registration statement.
Response: The Company respectfully acknowledges the Staff’s comment and will revise to disclose in a subsequent filing the material terms of any agreements with the registrar and transfer agent for the blockchain stock, as well as file any such agreements to the extent required by Item 601 of Regulation S-K.
12.We note your disclosure that a portion of the shares of blockchain stock will be offered to retail investors through certain online brokerage platforms. Please revise to clarify, if true, that purchases of shares of blockchain stock on such platforms will require payment in YLDS.
Response: The Company respectfully acknowledges the Staff's comment. No, like other investors in the offering, retail investors who purchase shares of blockchain stock through online brokerage platforms will do so with fiat U.S. dollars, rather than YLDS. We have revised the disclosure on pages 113 and 253 of Amendment No. 1.
13.Please disclose the number of shares of blockchain stock that will be offered on platforms to retail investors.
Response: The Company respectfully acknowledges the Staff’s comment. The Company is not currently able to determine the number of shares of blockchain stock that will be offered on platforms to retail investors, as such allocation will be determined in connection with the

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marketing of the offering. However, the Company further acknowledges that such number of shares of blockchain stock may form a material part of the blockchain stock sold in the offering.
14.Please note that the staff of the Division of Trading and Markets continues to review your disclosure and may have further comments.
Response: The Company respectfully acknowledges the Staff’s comment.
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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4658 (byron.rooney@davispolk.com), Joseph H. Hall at (212) 450-4565 (joseph.hall@davispolk.com) or Zachary J. Zweihorn at (202) 962-7136 (zachary.zweihorn@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.
Very truly yours,
__________________________
Byron B. Rooney

cc:	Michael Tannenbaum, Figure Technology Solutions, Inc.
Macrina Kgil, Figure Technology Solutions, Inc.
Joseph H. Hall, Davis Polk & Wardwell LLP
Zachary J. Zweihorn, Davis Polk & Wardwell LLP

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